Exhibit 21.1

InMode Ltd.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Invasix Inc.	Delaware, USA
Invasix Corp.	Canada
InMode M.D. Ltd.	Israel
Invasix UK Ltd.	United Kingdom
InMode Japan KK	Japan
Invasix Iberia S.L.	Spain
Guangzhou InMode Medical Technology Ltd.	China
InMode Asia Limited.	Hong Kong